Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

April 26, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Marianne Dobelbower

RE: Post-Effective Amendment No. 112 (the “Amendment”) to the Registration Statement on Form N-1A of Deutsche Variable Series II (the “Registrant”); (Reg. Nos. 33-11802, 811-05002)

Dear Ms. Dobelbower:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephonic conference on April 3, 2017 in regards to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on February 16, 2017.

The Staff’s comments are summarized below, followed by the Registrant’s responses:

I.        Expense Waiver/Reimbursement Arrangements

All Funds:

1.	Comment: Please confirm that contractual expense waiver/reimbursement arrangements reflected in a Fund’s fee table will extend for at least one year from the effective date of a Fund’s Prospectus.

Response: The Registrant confirms that the expense waiver/reimbursement arrangements reflected in each relevant Fund’s fee table will extend for at least one year from the effective date of its Prospectus.

II.        Principal Investment Strategies and Main Risks

Deutsche Alternative Asset Allocation VIP:

2.	Comment: Please clarify that the fund is principally a fund-of-funds.

Response: The Fund is principally a fund-of-funds. Although, the Fund reserves the ability to invest directly in securities.

3.	Comment: Clarify in the “Main investments” section of the Fund’s prospectus, with regard to direct investments, what type of “securities and derivative instruments in which such Deutsche fund could invest.”

Response: The Fund believes the current disclosure is appropriate

4.	Comment: Please clarify the meaning of the term “alternative” as respects the Fund’s name and strategy.

Response: The term “alternative” as implemented by the Fund refers to the different types of investment strategies of the underlying funds invested in by the Fund, as opposed to types of investments.

5.	Comment: Please clarify what each investment category identified in the “Management process” section consists of.

Response: The disclosure has been revised to add a further description of the investment categories in which the Fund may allocate its assets.

6.	Comment: The “Principal Investment Strategy” section of the prospectus includes a description of “Currency and interest rate strategies” that may be utilized by the Fund. Please clarify that “Currency and interest rate strategies” is a principal investment strategy of the Fund.

Response: Registrant confirms that the disclosure regarding “Currency and interest rate strategies” is appropriate.

7.	Comment: Consider in the “Main Risks” section dividing the risks under two headings, one for the primary fund and one for underlying funds.

Response: Registrant confirms that each risk listed is a principal risk of the Fund and/or of the Fund’s underlying funds. Accordingly, Registrant believes the current disclosure is appropriate.

8.	Comment: Does the Fund employ a look-through to the underlying funds’ assets to determine compliance with its concentration policy?

Response: In determining compliance with its concentration policy, the Fund does not look through to the underlying Deutsche Funds’ assets. As a fund-of-funds, the Fund invests in shares of other Deutsche Funds and certain other securities. For purposes of the Fund’s concentration policy, the Fund looks to the shares of the underlying Deutsche Funds and any other securities held directly by the Fund.

 Deutsche Global Income Builder VIP:

9.	Comment: Consider revising the Fund’s Principal Investment Strategy” as it relates to alternatives exposure, in light of the fact that the Fund disclosed allocations of 58% to equities and 41% to bonds in its annual report to shareholders, dated December 31, 2016.

Response: The Fund will retain the disclosure relating to alternatives exposure, since it is a tactical decision of the Fund’s portfolio management team when and if the Fund will invest in alternatives.

10.	Comment: Please add more detail in the “Management process” discussion as to how the portfolio managers determine to include a particular asset category in the Fund’s portfolio.

Response: The Fund believes the current disclosure is appropriate as indicated in the “Management process” section of the Fund’s prospectus: “Portfolio management periodically reviews the fund’s allocations and may adjust them based on current or anticipated market conditions or to manage risk consistent with the fund’s overall investment strategy.”

11.	Comment: Consider whether “Regional focus risk” needs to be more specific, if the Fund is investing primarily in a particular region.

Response: The Fund does not specifically focus its investments on any particular region or area as part of its principal investment strategy. The distribution of its investments is expected to change in response to market developments. Therefore, based on the Fund’s circumstances, we believe the “regional focus risk” included in the Fund’s prospectus is appropriate.

12.	Comment: Confirm that Commodities-related investments risk” and “Infrastructure-related companies risk” should be considered as main risks for this Fund.

Response: The reference to “Commodities-related investment risk” and “Infrastructure-related companies risk” have been removed as main risks for this Fund.

13.	Comment: Consider if “Focus risk” needs to be more specific, if the Fund invests primarily in certain sectors.

Response: The Fund does not specifically focus its investments on any particular industry, asset class or sector as part of its principal investment strategy. The distribution of its investments is expected to change in response to market developments. Therefore, based on the Fund’s circumstances, we believe the “focus risk” included in the Fund’s prospectus is appropriate.

Deutsche Global Equity VIP:

14.	Comment: Please describe any corresponding principal investment strategies that result in “Growth Investing risk.”

Response: The Registrant believes that its strategy of investing in common stocks that the Advisor believes are well-positioned for growth gives rise to Growth Investing risk.

15.	Comment: Consider whether “Regional focus risk” needs to be more specific, if the Fund is investing primarily in a particular region.

Response: The Fund does not specifically focus its investments on any particular region or area as part of its principal investment strategy. The distribution of its investments is expected to change in response to market developments. Therefore, based on the Fund’s circumstances, we believe the “regional focus risk” included in the Fund’s prospectus is appropriate.

Deutsche Global Growth VIP:

16.	Comment: The “Management process” sub-section of the Principal Investment Strategy disclosure states that “Portfolio management utilizes a proprietary investment process designed to identify attractive investments utilizing proprietary research, including regional and sector research, conducted by in-house analysts.” Please consider adding detail on the proprietary investment process that is used.

Response: The above-described disclosure has been modified.

Deutsche CROCI® U.S. VIP:

17.	Comment: State whether the CROCI® Investment Strategy and Valuation Group, referenced in the “Management process” sub-section of the Principal Investment Strategy, is part of Deutsche Asset Management.

Response: Registrant confirms that the CROCI® Investment Strategy and Valuation Group is part of Deutsche Asset Management.

18.	Comment: Clarify whether the CROCI® Investment Process, referenced in the “CROCI® risk” disclosure, is the same as the Fund’s management process.

Response: The CROCI® Investment Process referenced in the “CROCI® risk” disclosure refers to the CROCI® investment methodology described in the “Management process” section of the Fund’s prospectus.

19.	Comment: The “Management process” sub-section of the Principal Investment Strategy disclosure states that “[t]he CROCI® Investment Strategy and Valuation Group may provide other CROCI® valuation metrics which portfolio management may use in addition to the CROCI® Economic Price Earnings Ratio.” Explain how often portfolio management obtains metrics from the CROCI® Investment Strategy and Valuation Group.

Response: The CROCI® Investment Strategy and Valuation Group communicates regularly with portfolio management and provides portfolio management with metrics on at least a quarterly basis.

20.	Comment: The Average Annual Total Returns table in the “Past Performance” section of the Prospectus should include the Fund’s current index.

Response: The Fund’s former index and the new index will be included in the Average Annual Total Returns table in the “Past Performance” section of the Prospectus.

Deutsche Government Money Market VIP:

21.	Comment: Provide an explanation regarding the footnote (restated below) following the fee table that is associated with the “Management fee” line item.

1 The “Management fee” has been restated to reflect the fund’s new investment management agreement adopted by the fund’s Board.

Response: The management fee was restated to reflect the new contractual management fee rate that went into effect on May 2, 2016. The new contractual rate is reflected in the “Management Fee” sub-section of the “Fund Details” section of the prospectus.

Deutsche Small Mid Cap Growth VIP:

22.	Comment: Please list any corresponding principal investment strategies that would give rise to Derivatives risk.

Response: The use of derivatives instruments is not a principal investment strategy of the Fund.

The derivatives risk language has been removed from the Fund’s summary prospectus.

III.        Fund Details

Deutsche Alternative Asset Allocation VIP:

23.	Comment: Please clarify whether the “Hedge Strategy” referenced in “Management process” is a principal strategy of the Fund.

Response: The reference to the “Hedge Strategy” has been removed.

24.	Comment: Consider removing the underlying funds referenced under “Management process” that the Fund did not invest in, as of December 31, 2016.

Response: The listing of Deutsche mutual funds allowable for the Fund to invest in has been updated and will list any allowable Deutsche mutual fund that the Fund may invest in, as the Fund’s investment allocation may change from time to time.

25.	Comment: The description under “Management process” for one of the Fund’s underlying funds, Deutsche CROCI® Sector Opportunities Fund, states that: “Portfolio management intends to invest in stocks of companies that it believes offer “economic value,” selected by utilizing the proprietary CROCI® strategy.” Please describe what “economic value” means.

Response: The Fund describes “economic value,” in this context, as the relative attractiveness of a stock’s market price compared to other stocks in the investment universe. The CROCI® Investment Strategy and Valuation Group has measures of economic value which have specific meaning within the CROCI® methodology, but in the context of the goal of the Fund’s overall management process, the aim is just the same as a non-technical definition – investments which represent superior value from a financial point of view.

26.	Comment: Consider adding a description under “Management process” of two underlying funds that appear in the fund’s allocation table, as of December 31, 2016: Deutsche Real Estate Securities Fund and SPDR Barclays Convertible Securities ETF.

Response: This table indicates the Fund’s allocation weightings at a specific point in time and that the Fund’s allocations will change over time. The main Deutsche mutual funds that the fund invests in are listed and described prior to this table.

Deutsche Global Growth VIP:

27.	Comment: Confirm whether “The fund may also invest up to 5% of total assets in junk bonds of any maturity or duration” is appropriate in the “Fund Details” section, or whether it should be added to the Fund's principal investment strategy section.

Response: Registrant confirms that the disclosure is appropriate in the “Fund Details” section of the prospectus.

Deutsche Unconstrained Income VIP:

28.	Comment: Confirm whether “The fund may invest up to 5% of net assets in shares of Deutsche Floating Rate Fund, which invests primarily in senior loans.” is appropriate in the “Fund Details” section, or whether it should be added to the Fund's principal investment strategy section.

Response: Registrant confirms that the disclosure is appropriate in the “Fund Details” section of the prospectus.

All Funds:

29.	Comment: Please explain whether the contractual or voluntary expense waiver/reimbursement arrangements reflected in a Fund’s prospectus provide for the recoupment of fees beyond the period. If such expense waiver/reimbursement provides for such recoupment, please add appropriate disclosure to a Fund’s prospectus.

Response: Each Fund’s contractual and voluntary expense waiver/reimbursement arrangements do not provide for the recoupment of fees.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/ Caroline Pearson

Caroline Pearson

Managing Director

Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price P.C.